                                                                    EXHIBIT 12.1


                                AGCO CORPORATION


    Statement RE: Computation of Ratio of Earnings to Combined Fixed Charges
                        (in millions, except ratio data)


                                                                    Years Ended December 31,
                                                       ------------------------------------------------------
                                                       1999        2000         2001        2002        2003
                                                       -----       -----       ------      ------      ------

Fixed Charges Computation:

Interest expense                                       $69.1       $56.6       $ 65.5      $ 63.6      $ 65.3
Interest Component of rent expense (a)                   4.8         5.8          5.7         7.4         7.7
Proportionate share of fixed charges of 50% -
 owned affiliates                                        2.5         1.4          1.5         1.2         0.6
Amortization of debt cost                                2.3         3.7          6.6         3.1         5.4
                                                       -----       -----       ------      ------      ------
      Total fixed charges                              $78.7       $67.5       $ 79.3      $ 75.3      $ 79.0
                                                       =====       =====       ======      ======      ======

Earnings Computation:

Income (loss) before income taxes, equity
 in net earnings of affiliates and
 cumulative effect of a change in accounting
 principle plus dividends received from affiliates    $(19.3)     $(4.2)      $ 29.4      $ 36.9      $114.8
Fixed charges                                           78.7        67.5         79.3        75.3        79.0
                                                       -----       -----       ------      ------      ------
      Total fixed charges                              $59.4       $63.3       $108.7      $112.2      $193.8
                                                       =====       =====       ======      ======      ======
      Ratio of earnings to combined fixed charges       (b)         (b)         1.4:1       1.5:1       2.5:1
                                                       =====       =====       ======      ======      ======


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(a)      The interest factor was calculated to be one-third of rental expenses and is considered to be a representative interest factor.

(b) The dollar amount of the deficiency, based on a one-to-one coverage ratio, was $19.3 million and $4.2 million for the years ended December 31, 1999 and 2000, respectively.